EXHIBIT 99.1

Antalpha Increases Investment in Aurelion with US$2 Million Share Subscription

SINGAPORE, Oct. 22, 2026 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha"), a leading institutional digital asset financing platform, today announced that its wholly owned subsidiary, Antalpha Capital (HK) Limited, has entered into a share subscription agreement with Aurelion Inc. (NASDAQ: AURE) ("Aurelion" or the "Company"). Under the agreement, Antalpha, through Antalpha Capital (HK) Limited, will subscribe for 952,381 newly issued Class B ordinary shares of Aurelion at a price of US$2.10 per share, for aggregate gross proceeds to Aurelion of approximately US$2 million (the "Subscription"). The Subscription is expected to close as soon as practicable, subject to customary closing conditions and a long-stop date of December 21, 2026.

Antalpha currently holds 31.7% of the ordinary shares of Aurelion's issued and outstanding shares, based on Aurelion's outstanding shares/pre-funded warrants/primary warrants, representing approximately 77.5% of Aurelion's total voting power. Upon completion of the subscription, Antalpha is expected to hold approximately 33.4% of Aurelion's issued and outstanding shares, based on Aurelion’s outstanding shares/pre-funded warrants/primary warrants representing approximately 78.8% of Aurelion's total voting rights.

“Increasing our investment in Aurelion reflects our continued confidence in its strategy and the long-term potential of tokenized gold,” said Paul Liang, Chief Financial Officer of Antalpha. “Aurelion’s focus on digital gold infrastructure complements our expertise in financing and risk management. Through this additional commitment, we are supporting the development of practical institutional applications for tokenized gold, with disciplined execution and long-term shareholder value as our priorities.”

“Antalpha’s continued support as our controlling shareholder reinforces its commitment to Aurelion’s next phase of development,” said Frank Zheng, Chief Executive Officer of Aurelion. “Upon closing, this investment would provide additional financial flexibility as we advance our digital gold business. Our focus is on building the technology and risk-management capabilities that institutions need to use tokenized gold with confidence.”

About Antalpha

Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to the Web3 industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data. Building on this foundation, Antalpha is also exploring AI-powered tools to help users navigate the digital asset space more effectively.

About Aurelion

Aurelion is a publicly listed company building a digital gold risk and technology infrastructure around XAU₮, on-chain gold backed by physical LBMA bars. Combining the characteristics of physical gold with the efficiency of blockchain technology, XAU₮ serves as the foundation of Aurelion's digital gold treasury strategy. The Company is committed to the prudent management and efficient utilization of its proprietary digital gold holdings, while providing risk management and technical support for selected tokenized gold initiatives. Through its technology-driven approach, Aurelion seeks to contribute to the responsible development and broader adoption of digital gold and tokenized asset solutions.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about Antalpha's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha's filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Contact: ir@antalpha.com